Great Lakes Aviation, Ltd.

1022 Airport Parkway

Cheyenne, WY 82001

VIA EDGAR	October 5, 2011

Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Lakes Aviation, Ltd.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 5, 2011
File No. 000-23224

Dear Ms. Cvrkel:

We are responding to the letter from Linda Cvrkel dated September 21, 2011. Our response follows the comment included in your letter, which is presented in boldface type.

Form 10-K for the fiscal year ended December 31, 2010

Management’s Discussion and Analysis

1.	We note that 48% of your total revenues were derived from the EAS Program for the fiscal year end December 31, 2010 (45% for the six-months ended June 30, 2011). We also note from your disclosures in the Form 10-Q for the quarter ended June 30, 2011 that from February 1, 2010 through June 30, 2011, the Company has discontinued service at 18 EAS communities, two non-EAS communities and four EAS hubs with no fleet changes which is part of a deliberate strategy of re-focusing its route system on markets that are less dependent on EAS subsidy payments and less difficult to support operationally. In this regard, please tell us and revise future filings beginning with your next quarterly report on Form 10-Q to discuss the impact that the loss of revenue due to discontinuation of service to certain EAS communities and hubs will have on your future results of operations or financial condition. Pursuant to Item 303(A)(3)(ii) of Regulation S-K you are required to disclose known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

Linda Cvrkel

U.S. Securities and Exchange Commission

October 5, 2011

Management does not expect to see a material effect on operating income as a result of exiting communities or returning some or all of the seven leased aircraft. Instead, management expects a shift in revenue to a higher percentage of passenger revenue versus EAS revenue, and that any reductions in revenue attributable to discontinued routes will be offset by cost reductions associated with the decreases in capacity. We will add language similar to the following underlined language in our next Form 10-Q filing to clarify the issue raised by your comment.

From February 1, 2010 through June 30, 2011, we have discontinued service at 18 EAS communities, two non-EAS communities and four EAS hubs with no fleet changes. This is part of a deliberate strategy of re-focusing its route system on markets that are less dependent on EAS subsidy payments and less difficult to support operationally. Our current fleet requirements have been reduced as a result of these route system changes, and some and or all of these seven leased aircraft from Raytheon will be surplus to our operational needs given our anticipated schedule changes in the fall of 2011. The phased withdrawal of these seven aircraft will begin concurrent with the end of the heavy summer travel season, and therefore is not expected to have a material effect on operations. Management does not expect to see a material effect on operating income as a result of exiting communities or returning some or all of the seven leased aircraft. Instead, management expects a shift in revenue to a higher percentage of passenger revenue versus EAS revenue, and that any reductions in revenue attributable to discontinued routes will be offset by cost reductions associated with the decreases in capacity. When we began entering into the short-term leases with Raytheon, we did so to enable us the flexibility of returning excess aircraft if the EAS program were to undergo significant downsizing and/or we believed business conditions were such that it made sense to downsize the Beechcraft model 1900D fleet.

We acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (307) 432-7030.

Linda Cvrkel

U.S. Securities and Exchange Commission

October 5, 2011

Sincerely,

/s/ Michael O. Matthews

Chief Financial Officer

cc:	Charles Howell, IV Chief Executive Officer Douglas Voss President and Chairman Joseph T. Kinning, Esq.